April 17, 2013

Via EDGAR Correspondence

The United States Securities

and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Sonia Bednarowski

Dear Sirs/Mesdames:

Vitran Corporation Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed: March 29, 2013

SEC File No.: 001-32449

This letter replaces our earlier letter to you dated April 17, 2013.

Further to the Company’s Preliminary Proxy Statement filed with the Securities and Exchange Commission (the “Commission”) on Schedule 14A, and all amendments filed with respect thereto, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure and response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

VITRAN CORPORATION INC.

By:	/s/ Fayaz D. Suleman

Fayaz D. Suleman

Vice President Finance and

Chief Financial Officer

185 The West Mall, Suite 701, Toronto, Ontario M9C 5L5 Canada

Phone: 416-596-7664      Fax: 416-596-8039

www.vitran.com